Designated Filer:	Basswood Partners, .LL.C.
Issuer & Ticker Symbol:	Bridge Bancorp, Inc. [BDGE]
Date of Event Requiring Statement:	November 23, 2018

Explanation of Responses:
1.
This Form 4 is filed on behalf of Basswood Partners, L.L.C. (the “Reporting Person”). Basswood Partners, L.L.C. is the general partner of Basswood Financial Fund, LP (“BFF”), BOP and BLOF (as defined below), and may be deemed to have a pecuniary interest in the Common Stock held directly by BFF, BOP and BLOF.
Matthew Lindenbaum, a managing member of Basswood Capital Management, L.L.C, serves on the board of directors of the Issuer as a representative of the Reporting Person. As a result, each of the Reporting Person is a “director-by-deputization” solely for purposes of Section 16 of the Exchange Act. By reason of the provisions of Rule 16a-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Person may be deemed to be a beneficial owner of the shares of Common Stock issued to Matthew Lindenbaum.

2.
Represents a cross-trade between certain separate accounts managed by Basswood Capital Management, L.L.C. (the “Managed Accounts”), in which the Managed Accounts disposed of and Basswood Financial Long Only Fund, LP (“BLOF”) acquired the reported shares.

3.	Common Stock held directly by BLOF.
4.	Common Stock held directly by Basswood Financial Fund, LP (“BFF”)..
5.
Common Stock held directly by Basswood Opportunity Partners, LP (“BOP”).
Due to the limitations on the number of Reporting Persons allowed on Form 4, BFF, BOP, and BLOF and certain other affiliates of the Reporting Persons, which may be deemed to have pecuniary interests in the shares of Common Stock reported herein by the Reporting Persons, are reporting their beneficial ownership on a separate Form 4.

Remarks: